SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

This press release was issued in the US late on 2 June 2016.

Houston, 2 June 2016

Deepwater Horizon - MDL 2185 Securities Litigation

In May 2014, the federal district court certified a class of post-explosion ADS purchasers in the MDL 2185 securities litigation. BP and representatives of the post-explosion class have agreed to settle these class claims for the amount of $175 million, payable during 2016-2017, subject to approval by the court. This settlement does not resolve other securities-related litigation in connection with the Gulf of Mexico oil spill.

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary